Exhibit 99.1

Globavend Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Ordinary shares will continue to trade on the Nasdaq Capital Market, and the Company’s listing on such exchange is not affected by the receipt of the Notice

PERTH, AUSTRALIA, August 22, 2024 – Globavend Holdings Limited (Nasdaq: GVH) (the “Company” or “GVH”), an emerging e-commerce logistics provider, disclosed that it had received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) that GVH is not currently in compliance with the $1.00 minimum bid price requirement for continued listing of the Company’s ordinary shares (the “Ordinary Shares”) on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rules (the “Minimum Bid Price Requirement”). The Notice indicated that the Company has 180 days, or until February 12, 2025 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the Ordinary Shares meet or exceed $1.00 per Ordinary Share for at least ten consecutive business days.

The Notice has no immediate effect on the listing of the Company’s Ordinary Shares, which continue to trade on The Nasdaq Capital Market under the symbol “GVH.” The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the Minimum Bid Price Requirement, including a reverse stock split (i.e., a share consolidation).

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release contains certain forward-looking statements, including those regarding the Company’s plans to regain compliance with the minimum bid requirement, the potential to obtain any additional extensions from Nasdaq, the Company’s ability to regain or maintain compliance with the Nasdaq Listing Rules or continue its listing on Nasdaq. . Words such as “will,” “future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. These statements are subject to inherent uncertainties, many of which are difficult to predict and generally beyond the Company’s control. . These and other risk factors and uncertainties are detailed in our annual report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether due to new information, future events, or otherwise, except as required by law.

For investor and media inquiries, please contact:

Company Info:

Globavend Holdings Limited

Wai Yiu Yau, Chairman and CEO

project@globavend.com 61 08 6141 3263